OMV Aktiengesellschaft


10015042

OMV Investor News

December 10, 2009

OMV Italia sold to San Marco Petroli

- **OMV sells its Italian subsidiary OMV Italia S.r.L. to San Marco Petroli, a petroleum company for wholesale trading**
- **San Marco Petroli acquires OMV Italia S.r.L. with a network of 99 filling stations in the Triveneto region (North Italy)**
- **OMV to pursue a quality growth strategy for its filling station business in the Danube region, Southeastern Europe and the Black Sea region**

In February 2009, OMV – the leading energy group in the European growth belt – announced its intention to withdraw from the Italian market by the end of the year. Now, OMV has signed an agreement with San Marco Petroli, a petroleum company for wholesale trading based in Porto Marghera (Venice), for the sale of its Italian subsidiary OMV Italia S.r.L. Following prior approval by the Italian competition authority, the closing of the transaction is planned for the beginning of 2010. Mutual confidentiality was agreed upon the purchasing price.

San Marco Petroli acquires OMV Italia S.r.L. with headquarters based in Verona, which has a network of 99 filling stations in the Triveneto region (Trentino-Alto Adige, Friuli-Venezia Giulia, Veneto) and a workforce of 19 employees. The Italian petroleum company is one of the major suppliers of OMV Italia and will continue to operate its filling station network.

OMV is mainly focusing on the filling station business in the Danube region, Southeastern Europe and the Black Sea region and pursuing a quality growth strategy. OMV has been active in Italy since 1991, solely in the filling station business. The first Italian OMV filling station was opened in Nalles (South Tirol) in 1991. In the following years, the filling station network was expanded to a total of 99 stations. In 2008 OMV's market share amounted to approximately 3% in Northern Italy and to 0.4% nationwide.



Background information:

OMV Aktiengesellschaft

With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a current market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest energy group in Central and Southeastern Europe. As of year-end 2008, OMV had 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

San Marco Petroli

San Marco Petroli S.p.A., located in Porto Marghera near Venice, is one of Northern Italy's leading facilities for the commercialization and storage of refined petroleum products. With an overall storage capacity of 150,000 tons and a ship docking station able to load and unload vessels up to 30,000 tons, San Marco Petroli S.p.A. represents for its customers a reliable partner in the supply of oil products. The facility, with its 24 tanks, manages a complete range of oil derivatives, including bitumen and biodiesel and is also organized for product blending and bunkering. Furthermore, the construction of a new facility is underway and will be completed by 2013. This will serve as a requalification and strengthening of the Venice port, with a new terminal dedicated to LPG.

The purchase of OMV Italia S.r.L., with its retail network, represents for San Marco Petroli S.p.A. an important step towards a downstream integration and, with its turnover, stabilizes the utilization of the storage facility.

For further information, please contact:

OMV

Investor Relations — Tel. +43 1 40440 21600; e-mail: investor.relations@omv.com

Press office — Tel. +43 1 40440 21661; e-mail: media.relations@omv.com

Homepage: www.omv.com

Next result announcement: January – December and Q4 2009 on February 25, 2010

San Marco Petroli — Tel. +39 041 2575451; e-mail: segreteria@smpetroli.it

Homepage: www.smpetroli.it



wiener börse.at CEGH OMV

11.12.2009

Central European Gas Hub and Wiener Börse start joint gas exchange

- **CEGH Gas Exchange of Wiener Börse is to start spot trading; the beginning of futures trading planned for spring 2010**
- **Marks significant step towards enhanced liberalization and competition on the Austrian gas market**
- **Strengthens the security of gas supply in Europe through increase in trading volumes**
- **The CEGH aims to become the biggest gas hub in Continental Europe**

The start of gas trading activities by the CEGH Gas Exchange of Wiener Börse today marks a further step towards positioning the Central European Gas Hub (CEGH) as an important international hub and trading gateway into the CEE area, whilst strengthening competition and the further liberalization of the market. The Austrian Minister of Economic Affairs Reinhold Mitterlehner, OMV Executive Board Member Werner Auli, Vienna Stock Exchange CEO Heinrich Schaller and the Managing Director of CEGH AG, Harald Wüstrich, gave the go-ahead to the international spot trading at today's opening ceremony.

The CEGH ranks among the largest gas trading platforms in Continental Europe and seeks to facilitate access to gas trading. There are 100 trading participants currently registered on the platform and total trading volumes have increased, by roughly 2 bcm per month, since the founding of the gas hub four years ago. The start of trading activities by CEGH at Vienna Stock Exchange now marks a further important step.

"The opening of CEGH Gas Exchange of Wiener Börse sets another milestone for the creation of an European gas market and considerably strengthens the energy trading sector in Austria. This further improves the security of gas supply for Austrian customers based on market-oriented measures," commented the Austrian Minister for Economic Affairs at the opening celebration.

For OMV, which still has a 100% share in CEGH, the expansion of these gas trading activities contributes further to consolidating its logistic gas business. "The direct access to the infrastructure of the OMV distribution node Baumgarten, which is an interconnector of important transit pipeline systems and comprehensive storage facilities, allows the CEGH to be in a position to fulfill all necessary

prerequisites of a state-of-the-art energy trading platform," stressed Werner Auli, OMV Executive Board Member for Gas & Power. Furthermore, the cooperation between the CEGH and the Vienna Stock Exchange will further enhance the pivotal role of the Baumgarten compressor station, which is wholly owned by OMV Gas GmbH, as a physical distribution node in Central Europe. Roughly one third of total Russian gas exports to Western Europe are already transported via the OMV compressor station in Baumgarten. Short-term trade will optimally complement long-term delivery agreements, whilst safeguarding competition on the deregulated energy market.

"The CEGH Gas Exchange of Wiener Börse secures - for both of us - one of the most important positions for the future gas market at a regional and a European level. And it shows that at the Vienna Stock Exchange we have further expanded our strategic business fields," explains Heinrich Schaller, Board Member of the Vienna Stock Exchange. The Vienna Stock Exchange will hold a 20% stake in CEGH.

Trading on the spot market of the CEGH Gas Exchange of Wiener Börse will be carried out via the Vienna Stock Exchange XETRA® electronic trading system. The CEGH will be responsible for the market and customer relationship management, while overall market supervision will be with the Vienna Stock Exchange.

Stock exchange trading at the CEGH Gas Exchange of Wiener Börse is subject to strict rules and requirements in accordance with the Stock Exchange Act, which guarantees a clear structuring and regulation of trading activities minimizing any risk for all trading participants. The settlement of trading activities on the spot market will be split in line with the standard practice of the energy business between the Leipzig-based European Commodity Clearing AG (ECC), which will be in charge of the financial settlement of transactions and the clearing of the gas volumes, and the hub trading points of the CEGH, which will be responsible for the physical settlement of trading activities on the basis of the stock exchange trading.

"This Stock exchange trading will ensure the highest degree of standardized trading and round off the wide range of services currently available; optimally complementing OTC trading," added Harald Wüstrich, Managing Director of the CEGH AG.

A cooperation agreement signed between OMV and Gazprom in January 2008, envisages the participation of Gazprom Germania and Centrex in the CEGH with a 30% and 20% stake respectively. This is subject to prior approval under EU merger control law granted by the European Commission. This envisaged partnership will further enhance a secured supply of gas, via the distribution node Baumgarten, whilst also increasing liquidity for short-term trading activities.

wiener börse.at

CEGH

OMV

Background Information:

Central European Gas Hub:
The Central European Gas Hub (CEGH), a subsidiary of OMV Gas & Power GmbH, is one of the most important natural gas trading platforms in Central Europe. It provides gas companies with a commercial gas hub in Baumgarten in addition to other hub trading points along the Austrian pipeline network. In 2009, the CEGH was able to record a total trading volume of 2 bcm per month, positioning itself among the leading gas trading platforms in Continental Europe. By expanding its service offering on an ongoing basis up to the establishment of the CEGH Gas Exchange of Wiener Börse, the CEGH aims to be the largest gas hub in Continental Europe in a joint effort with the Vienna Stock Exchange and its future partners Gazprom and Centrex.

OMV Gas & Power GmbH:
OMV Gas & Power GmbH is the leading OMV company in the gas and power business. Based on its business activities, which encompass Gas Supply, Marketing & Trading (with the subsidiaries EconGas and the Petrom gas activities), Gas Logistics (with the subsidiaries OMV Gas, Nabucco Gas Pipeline International, Adria LNG, Gate Terminal in Rotterdam) and the Central European Gas Hub, it is one of the leading gas trading and logistics companies in Central Europe. The newly founded business unit Power (jointly with the subsidiary OMV Power International) is in line with the company's entry into the electrical power business and the consequent expansion of the value added chain. In the business unit Gas Supply, Marketing & Trading, OMV Gas & Power and EconGas sold 7.8 bcm of gas in 2008, with a further 5.0 bcm coming from Petrom Gas. In the business unit Gas Logistics, the total gas transportation volume sold in 2008 amounted to roughly 66.3 bcm. Apart from Austria, natural gas is transported via the OMV pipeline system to Germany, Italy, France, Slovenia, Croatia and Hungary, making the OMV Gas Logistics business an important component of the European natural gas network and a central distribution node in Europe. The Central European Gas Hub with a total trading volume of 2 bcm per month and is developing into one of the most important trading platforms in Continental Europe.

OMV Aktiengesellschaft:
With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a current market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest energy group in Central and Southeastern Europe. As of year-end 2008, OMV had 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

Wiener Börse AG (Vienna Stock Exchange):
The Vienna Stock Exchange operates the only securities exchange in Austria. The principal task of the exchange is to ensure the smooth and efficient execution of exchange transactions and to act as an intermediary for market participants by operating internationally recognized, electronic trading systems. The core business of the exchange is the operation of the cash market (equity market, bond market), a futures market as well as a market for trading in structured products. Additional services include data vending, index management and financial-market specific seminars and training courses.
The principal objectives of the Vienna Stock Exchange comprise the establishment of framework conditions supportive of the capital market as well as the ongoing development of an investment culture in Austria. The Vienna Stock Exchange works to enhance interest in the Austrian capital market among both Austrian and international investors, trading participants and data customers.

wiener börse.at



CEGH

OMV

Besides, the strategic objective of the Vienna Stock Exchange as one of the leading stock exchanges in Central and Eastern Europe is to strengthen, advance and internationally position the entire CEE capital market. The Vienna Stock Exchange also cooperates with numerous exchanges in the region. It holds majority stakes in the neighboring exchanges of Budapest, Ljubljana and Prague. Together, the four exchanges form the umbrella brand "CEE Stock Exchange Group".

For further information, please contact:

OMV
Investor Relations Tel. +43 1 40440 21600; E-Mail: investor.relations@omv.com
Press Tel. +43 1 40440 21661; E-Mail: media.relations@omv.com
Homepage: www.omv.com

Next result announcement: January - December and Q4 2009 on February 25, 2010

Wiener Börse
Beatrix Exinger, Press Tel. +43 1 53 165 153; E-Mail: beatrix.exinger@wienerborse.at